Aegean Earth & Marine Corporation

71, El. Venizelou Ave. 176 71

Kallithea Athens, Greece

November 28, 2008

VIA EDGAR

United States Securities

  & Exchange Commission

100 F Street N.E.

Washington, D.C.  20549-7010

Attention:  Jennifer Hardy

Re:

Aegean Earth & Marine Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed November 3, 2008

File No. 333-150389

Dear Ms. Hardy,

This is in reply to your letter of comment dated November 10, 2008 (the “Comment Letter”), regarding Amendment No. 4 to Aegean Earth & Marine Corporation’s (“Aegean”) Registration Statement on Form S-1 identified above.  Marked copies of Amendment No. 5 to the Registration Statement on Form S-1 (the “Amendment”) are being forwarded via overnight courier to you and to Dietrich King, Ernest Greene and Lisa Haynes of the Securities and Exchange Commission’s (the “SEC”) staff to facilitate their review of this filing.

The paragraph numbers below correspond to the numbered paragraphs in your Comment Letter and the page references are the same as set forth in your Comment Letter.  The page references in our responses refer to the page number of the unmarked Amendment.  We do not repeat your comments but will try to respond to your expressed concerns.

Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Combined Statement of Operations, page F-32

Comment No. 1.  Aegean has revised this section to include the pro forma Statement of Operations from January 2008 to September 30, 2008.  Please see page F-33 of the Amendment.

United States Securities

  & Exchange Commission

November 28, 2008

Exhibit 5.1 – Opinion of Stuarts Walker Hersant Attorneys-at-Law

Comments No. 2-6.  The opinion has been revised in response to the comments in the Comment Letter.

In addition to the foregoing changes, the Amendment has also been revised to include unaudited interim financial statements for the fiscal quarter ended September 30, 2008.  Please see the revised MD&A on page 10 and the pages F-12 to F-22 of the Amendment.

In connection with the Company’s anticipated request for acceleration of effectiveness of the above noted registration statement, the Company acknowledges the following:

(a)

Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

(b)

The action of the SEC or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Andrew Russell of Gusrae, Kaplan, Bruno & Nusbaum, at 212-269-1400 or you may contact them via e-mail at lnusbaum@gkblaw.com or arussell@gkblaw.com, respectively, if you have further comments or desire any further information.

Very truly yours,

Aegean Earth & Marine Corporation

By: /s/  Rizos Krikis

Rizos Krikis

cc (via Federal Express, w/encl.):

Dietrich King

Ernest Greene

Lisa Haynes